UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 26, 2024, EZGO Technologies Ltd. (the “Company”) received a delisting determination notice (the “Delisting Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, as of March 26, 2024, the Ordinary Shares had a closing bid price of $0.10 or less for ten consecutive trading days and that, consistent with Nasdaq Listing Rule 5810(c)(3)(A)(iii), Nasdaq had determined to begin the process to delist the Ordinary Shares from the Nasdaq Stock Market. The Company intends to submit, on or before April 2, 2024, the latest date permitted in the Delisting Notice, a request for a hearing before the Nasdaq Hearings Panel to appeal the Delisting Notice.

On March 29, 2024, the Company issued a press release entitled “EZGO Announces Receipt of Nasdaq Delisting Determination and Plan to Appeal.” A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
Name:	Jianhui Ye
Title:	Chief Executive Officer

Date: March 29, 2024

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